UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number:  001-36231
Eneti Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On November 16, 2021, Eneti Inc. (the “Company”) closed its previously announced underwritten public offering (the “Offering”) of 19,444,444 common shares, par value $0.01 per share (the “Common Shares”).
Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated November 11, 2021, by and between the Company and Citigroup Global Markets Inc., as representative of the several underwriters named in Schedule I thereto.
Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Common Shares.
Attached to this Report as Exhibit 23.1 is a copy of the consent of 4C Offshore Ltd.
Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated November 8, 2021, announcing the Offering.
Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated November 12, 2021, announcing the pricing of the Offering.
The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251301, 333-221441, and 333-222448).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated: November 16, 2021	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer